Filed by The Walt Disney Company
 Pursuant to Rule 425 under the Securities Act of 1933,
 as amended, and deemed filed pursuant to Rule 14a-12
 under the Securities Exchange Act of 1934, as amended
 Subject Company: Twenty-First Century Fox, Inc.
 Commission File No.: 001-32352

Investor Conference Call

JUNE 20, 2018

Disney Speakers:

Bob Iger
Chairman and Chief Executive Officer

Christine McCarthy
Senior Executive Vice President and Chief Financial Officer

Moderated by,
Lowell Singer
Senior Vice President, Investor Relations

©Disney

Investor Conference Call	June 20, 2018

PRESENTATION

Lowell Singer – Senior Vice President, Investor Relations, The Walt Disney Company
Good morning everyone and thanks for joining us on such short notice to discuss The Walt Disney Company’s amended agreement to acquire certain businesses of 21st Century Fox.

Our press release was issued about 30 minutes ago and is available on our website at www.disney.com/investors.  This webcast is also available on our website.  After the call, we will post a replay and a transcript of today's remarks on our website.

Joining me for today’s call are Bob Iger, Disney's President and Chief Executive Officer, and Christine McCarthy, Senior Executive Vice President and Chief Financial Officer.

Bob will lead off, followed by Christine. And then of course we will be happy to take some of your questions.

So with that, let me turn the call over to Bob to get us started.

Bob Iger – Chairman and Chief Executive Officer, The Walt Disney Company
Thank you, Lowell, and good morning, everyone.

About a half-hour hour ago, as Lowell noted, we announced an amended acquisition agreement with 21st Century Fox valued at $38 a share in cash and stock. 21st Century Fox shareholders will have the option to elect cash or stock in the combined entity.

The acquisition of 21st Century Fox will bring significant financial value to Disney and the shareholders of both companies, and after six months of integration planning we’re even more enthusiastic and confident in the strategic fit of these complementary assets and the talent at Fox.

Investor Conference Call	June 20, 2018

Just to remind you of the incredibly valuable assets that we’re acquiring—our deal includes such premier entertainment properties as Twentieth Century Fox Film and Twentieth Century Fox Television, FX and National Geographic, Fox’s regional sports networks, Fox Networks Group International, and Star India, as well as Fox’s interests in Hulu and Sky. Since we first announced our deal in December, the intrinsic value of these assets has increased—thanks, in part, to the benefits of tax reform and certain operating improvements.

As we’ve said before, the combination of Disney and 21st Century Fox is an extremely compelling proposition for consumers. It will allow us to create even more appealing high-quality content, expand our direct-to-consumer offerings and international presence, and deliver more exciting and personalized entertainment experiences to meet the growing demands of consumers worldwide.

We’ll be able to expand iconic 21st Century Fox film and TV franchises across our businesses to entertain new generations of fans. And the acquisition will position Disney as a truly global entertainment company, significantly expanding our presence and distribution capabilities in overseas markets—especially Europe, India and Latin America.

As many of you know, we recently reorganized our company with an eye to the future--strategically positioning our businesses to capitalize on today’s rapidly changing media landscape. One of the benefits of this new structure is that it will provide for a seamless and effective integration of the 21st Century Fox assets that we will be acquiring. Disney has a great track record for combining creative cultures to drive innovation and growth across our businesses--from Pixar, Marvel and Lucasfilm, to ESPN and ABC—and we expect the 21st Century Fox acquisition will be just as successful.

Investor Conference Call	June 20, 2018

We’re already six months into the regulatory process and are confident we have a clear and timely path to approval.

We couldn’t be more enthusiastic about our acquisition of 21st Century Fox. It builds on and reinforces our strategy for creating the highest quality content and using the latest technology to deliver unparalleled entertainment and experiences to audiences around the globe. It strengthens our position in a digital future where direct relationships with consumers are more important than ever before. And it promises to yield significant value for The Walt Disney Company and its shareholders.

With that, I’ll turn the call over to Christine to further discuss the details of the amended agreement.

Christine?

Christine McCarthy – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company
Thanks, Bob and good morning everyone. We have agreed to acquire 21st Century Fox for $38 per share, which equates to $71.3 billion in cash and stock, plus the assumption of $13.8 billion of net debt.  Our amended agreement to acquire 21st Century Fox reflects our continued belief in the strategic rationale of this transaction and the compelling opportunity to create meaningful long-term value for our shareholders.

21st Century Fox shareholders may elect to receive $38 in either cash or shares of Disney common stock for each share of 21st Century Fox common stock.  As in our original agreement, these amounts are subject to adjustment for certain tax liabilities.  The overall mix of consideration paid to 21st Century Fox shareholders will be approximately 50% cash and 50% stock. Shareholder elections will be subject to pro rata adjustments to the extent cash or stock is oversubscribed.

Investor Conference Call	June 20, 2018

The stock consideration is subject to a symmetrical collar of plus or minus 10%, and is expected to be tax-free to 21st Century Fox shareholders. At the midpoint of the collar, we expect to issue about 343 million shares when the transaction closes. As a result, 21st Century Fox shareholders would own about 19% of the combined company and Disney shareholders will own 81%.

As Bob mentioned, we are even more excited today about this acquisition given what we’ve learned over the past six months. The strategic rationale for this transaction is compelling, and we believe the addition of the 21st Century Fox assets will result in a number of financial benefits for Disney, including:

●	An acceleration in our revenue and operating income growth trajectory;
●	A significant opportunity for operating efficiencies; specifically, we expect to realize at least 2 billion dollars of cost synergies by 2021;
●	We have the opportunity to use debt to fund 50% of the consideration, which allows our shareholders to retain more of the upside from the transaction;
●	And, we still expect the transaction to be accretive to earnings per share, excluding the impact of purchase accounting, for the second fiscal year after the transaction closes.

We have a very strong balance sheet, which has provided us with great flexibility and access to attractive financing over the years, and we’ve always said we would be willing to deploy our balance sheet to advance our strategic objectives. This is one of those opportunities.

Given the cash component of the acquisition, we’ve secured financing commitments to fund 100% of the cash portion of the transaction. Assuming 21st Century Fox completes the Sky deal prior to the close of our transaction, we expect pro forma leverage to be about 4.0x total debt to EBITDA and about 3.4x if the Fox-Sky deal is not completed.

Investor Conference Call	June 20, 2018

That said, given the strong cash flow profile of the combined company and our commitment to a strong balance sheet and commensurate credit ratings, we expect to reduce leverage by at least half a turn per year and return to leverage levels consistent with a single-A credit rating by the end of fiscal 2021 assuming 39% ownership of Sky, and by the end of fiscal 2022 assuming 100% ownership.

The increase in leverage doesn’t change our investment plans for other parts of our business—we’ll continue to invest in areas where we feel we can drive attractive returns on invested capital.  Our Parks and Resorts business and our direct-to-consumer initiatives are two examples. However, given we expect to increase our leverage to fund the $35.7 billion cash component, we expect to take a more conservative approach to share repurchases in the short-term and, as a result, we no longer expect to complete the $20 billion share repurchase associated with the transaction we announced in December.

And with that, I’ll turn the call over to Lowell and we’d be happy to take your questions.

Lowell Singer – Senior Vice President, Investor Relations, The Walt Disney Company
Okay. Thanks, Christine. Operator, we're ready to begin the Q&A.

Operator
(Operator Instructions) Our first question comes from Michael Nathanson from MoffettNathanson.

Michael Nathanson – Analyst, MoffettNathanson
Bob, I have two for you. So from the beginning, you've always made the point that you thought that you had a better regulatory path because of Comcast owning distribution. But I guess following last week's Judge Leon's decision, do you think the path for both companies and Disney are the same? That's what we heard last week from Comcast. So how would you defend, I guess, the argument that both regulatory paths look similar? And then secondly, any update on Sky -- Christine's analysis puts Sky in terms of a if/or, or maybe/maybe not, we get it. But what's the latest thinking on Sky and the following bid on Sky?

Investor Conference Call	June 20, 2018

Bob Iger – Chairman and Chief Executive Officer, The Walt Disney Company
Well, I'll answer the second part first, Michael. We don't have an update on Sky. Fox is in the driver's seat regarding the 61% that they do not control. And you've read the recent news about the regulatory path that they have, and I won't say more than that.

Let me say a few things about the regulatory process. I mentioned in my remarks that we're confident and that we have a clear path. As you know, we've been working with regulatory authorities, not just in the United States, but in jurisdictions across the world, now for six months, and we've made a lot of progress towards obtaining the regulatory approvals that are necessary.  That includes supplying regulatory authorities with a tremendous amount of information--basically, heeding their requests for all sorts of documentation regarding this acquisition and the potential impact that it has on markets across the world. This itself represents -- in itself, a meaningful head start.

I also -- since you mentioned AT&T, and rendering his opinion in the AT&T case, Judge Richard Leon specifically found that a vertical merger, and I'm quoting, "can generate competitive harm” and forewarned, “The temptation by some to view this decision as being something more than a resolution of this specific case should be resisted by one and all!" One and all, as we read it, surely includes Comcast.

Investor Conference Call	June 20, 2018

And in point of fact, the vertical integration concerns that were -- that are presented by Comcast -- are not the issue in the AT&T case. Comcast is the largest provider of high-speed broadband in the U.S. So you're looking at them as just a distributor when it comes to cable, multi-channel TV, but their broadband penetration is significant, with a share of about 40% nationwide, on top of the fact that they're a leading cable provider. And so I don't think that in the AT&T case, the broadband penetration issue was considered at all, it simply wasn't relevant. So we happen to believe the dominance in broadband and cable, and when you factor in their content ownership already, including a major broadcast network and multiple television stations and multiple cable channels, it's just simply an apples-to-oranges comparison to what the Justice Department was considering when it considered the AT&T acquisition of Time Warner.

And what is also clear to us is that in the vertical concentration issues that I've talked about, this is a great concern to the DOJ. In fact, that Department of Justice found that Comcast’s acquisition of NBCUniversal in 2011 was going to violate antitrust laws, and to address those, there were significant behavioral restrictions on them through a consent decree. So, for all of these reasons, we believe that we have a much better opportunity both in terms of approval and the timing of that approval than Comcast does in this case. So we completely refute some of what they said earlier, I guess it was last week, when they made their bid.

Operator
(Operator Instructions) And our next question comes from Ben Swinburne from Morgan Stanley.

Investor Conference Call	June 20, 2018

Ben Swinburne – Analyst, Morgan Stanley
Thanks.  Good morning everybody.  Two questions. Bob and Christine, what we get asked certainly by a lot of investors is sort of where does this end, how high can this go?  And it would make zero sense for you to answer that question. But I'm curious, you have the ability to raise the bid and use more cash and keep this nicely accretive, which brings you to sort of the leverage question.  And maybe for Christine or Bob, or both, how do you think about the leverage capacity of the company? You do have some cyclical assets that at least in theory, in a recession, would get pressured. Can you just talk about your comfort level, whether you think about asset sales in some scenarios, and anything to help us understand sort of where you would get uncomfortable or how you think about leverage?

And then Christine mentioned -- this is probably for Bob, that this transaction would accelerate the growth of the company’s revenue and operating income, which I'm sure you believed all along, but that was more of a pointed point here. Can you talk about the drivers of that? Is that a comment around your OTT initiatives, around Fox's film studio? Anything you could add in terms of the businesses or the specifics that give you confidence, if that's the case, would be great.

Christine McCarthy – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company
Okay. Thanks, Ben. I'll start out with the leverage question. On previous calls, and whether we're talking to investors or in conferences, we've often been asked about our leverage. We've always indicated that our balance sheet was not only a financial asset, but we viewed it as a strategic asset, and if there were a compelling acquisition that we determined was worthy of us taking our leverage up, we would certainly consider that, and as I mentioned in my prepared comments, this is one of those opportunities.

Investor Conference Call	June 20, 2018

So right now, if you look at the leverage -- and we're using the Moody's adjusted leverage ratio--if you just calculate it, it's a little bit less.  But if you look at with Sky, at close, it would be 4x, and it would come down by 2022 to the single-A level. Without Sky, it would go up to 3.4x and come in a year earlier. We would -- I would say we're very comfortable with this level of leverage, and because of the cash flow generating qualities of both of these companies combined, we feel very comfortable getting back to the kind of financial flexibility we have enjoyed for a long time. So I would just say we're very comfortable with where we are.

Now you asked about cyclicality.  I think one of the beauties of The Walt Disney Company is the diversity of its businesses. And while there are different elements that could affect cyclicality, they tend to not all move in one direction at the same time, and we're managing a lot of our businesses to reduce the risk inherent in them. I would point to the Studio strategy that we've had in place for the last few years, and what we would manage to adjust our business model if we needed to.

Bob Iger – Chairman and Chief Executive Officer, The Walt Disney Company
And to address the second part of your question about accelerating revenue and operating income, look, when we made this decision to buy these assets in December, we had a vision, and that was essentially to increase the company's creative output across the world, and to do so in compelling ways that not only serve current business models but enable us to grow in -- or to expand at the new business model space at a more compelling rate. We have spent six months of studying and engaging with the Fox businesses and have a much greater appreciation for the potential that these assets represent to us, to our strategy today, because it's basically the strategy we intend to deploy long-term. Just think about content creativity -- content creation from FX and Nat Geo and Fox Television production or Searchlight. Think about what it gives us in terms of significant entree into India, for instance. We were in Delhi and Mumbai not that long ago, getting to know the Star team and getting to appreciate their businesses even more, and getting a sense for the potential that those businesses represent in that market.

Investor Conference Call	June 20, 2018

So there are a number of different reasons why we believe this will be an accelerant for the company. And I also have to say that we've been extremely impressed with the talent that we've engaged with at Fox and in reorganizing our company, which we did a few months back. We did it very specifically with the idea of moving many of those executives into key roles at The Walt Disney Company and using the combination of our talent to help grow the company as well.

Operator
(Operator Instructions) Our next question comes from Kannan Venkateshwar from Barclays.

Kannan Venkateshwar – Analyst, Barclays Capital
So Bob, in the deal, you have a number of different strategic goals that you are able to meet with distribution international footprint content, all being parts of the Fox mix. Is there a prioritization in your mind in terms of what part of the asset base is more or less important? And how important is distribution in the way you're thinking about the strategic mix of assets in the end state? And then secondly, from the perspective of the deal itself and the agreement with Fox, is there an ability to engage with Comcast at some point, and in some way, try to carve up the assets in some form?

Investor Conference Call	June 20, 2018

Bob Iger – Chairman and Chief Executive Officer, The Walt Disney Company
For the second part, the answer is no. We have an agreement in place with 21st Century Fox that precludes that from occurring.

In terms of prioritization, look, as a company, our priority has always been creating great content that has an application in markets all over the world. And just specifically in India, for instance, while it's a great distribution play there, Star produces well over 15,000 hours of original programming a year, for instance. And so we start in terms of priority with content.

I also happen to believe that distribution has -- in terms of direct-to-consumer distribution -- has actually become an even more compelling proposition in the six months since we announced the deal. There's just been not only a tremendous amount of development in that space, but clearly, the consumer is voting loudly that these new platforms are very compelling from a consumer experience and a customer value perspective. We, as you know, announced our intention to go into that space before we did this acquisition, and we have all the ability in the world to continue to move forward in that direction without the acquisition, but this acquisition clearly adds to our ability in a very significant way.

Investor Conference Call	June 20, 2018

Lowell Singer – Senior Vice President, Investor Relations, The Walt Disney Company
Okay, thanks, Kannan.  And thanks again to everyone for joining us today.

Information in this presentation, including financial estimates and statements as to the expected timing, completion and effects of the proposed transactions, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and the rules, regulations and releases of the Securities and Exchange Commission. These forward-looking statements are subject to risks and uncertainties, and actual results might differ materially from those discussed in, or implied by, the forward-looking statements.  Such forward-looking statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results of the combined companies and Spinco, the plans, objectives, expectations and intentions of the combined companies and Spinco, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management and are subject to significant risks and uncertainties outside of our control.

Details regarding these risks and uncertainties are and will be contained in filings with the Securities and Exchange Commission. We are not under any obligation, and we expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether as a result of new information, future events, or otherwise. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Investor Conference Call	June 20, 2018

The financial information in this presentation includes financial information that is not presented in accordance with U.S. generally accepted accounting principles (“GAAP”). Non-GAAP financial measures, including EBITDA, may be considered in addition to GAAP financial information, but should not be used as substitutes for the corresponding GAAP measures. Non-GAAP measures in this presentation may be calculated in a way that is not comparable to similarly titled measures reported by other companies.

This concludes this morning’s call. We’ll be available for follow-ups during the day. Thanks everyone for joining us on short notice.

Operator
Thank you, ladies and gentlemen. This concludes today's teleconference. Thank you for participating. You may now disconnect.

Investor Conference Call	June 20, 2018

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction between The Walt Disney Company (“Disney”) and Twenty-First Century Fox, Inc. (“21CF”), which will be effected through the formation of a new holding company that will become the parent of both Disney and 21CF and is referred to as New Disney, TWDC Holdco 613 Corp. (“New Disney”) will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Disney and 21CF that also constitutes a prospectus of New Disney, which will replace the definitive joint proxy statement/prospectus which Disney and 21CF previously filed with the SEC on May 24, 2018 and mailed to their respective stockholders on or about June 1, 2018. 21CF will file with the SEC a registration statement for a newly formed subsidiary (“New Fox”), which is contemplated to own certain assets and businesses of 21CF not being acquired by Disney in connection with the proposed transaction. 21CF, Disney and New Disney may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the Form S-4, the joint proxy statement/prospectus or the registration statement of New Fox or any other document which 21CF, Disney or New Disney may file with the SEC. INVESTORS AND SECURITY HOLDERS OF 21CF AND DISNEY ARE URGED TO READ THE REGISTRATION STATEMENTS, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statements and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by 21CF, Disney and New Disney through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of:

21CF	Disney

1211 Avenue of Americas	c/o Broadridge Corporate Issuer Solutions

New York, NY 10036	P.O. Box 1342

Attention: Investor Relations	Brentwood, NY 11717

1 (212) 852 7059	Attention: Disney Shareholder Services

Investor@21CF.com	1 (855) 553 4763

Participants in the Solicitation

21CF, Disney, New Disney and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding 21CF’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is available in 21CF’s Annual Report on Form 10-K for the year ended June 30, 2017 and its proxy statement filed on September 28, 2017, which are filed with the SEC. Information regarding Disney’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is available in Disney’s Annual Report on Form 10-K for the year ended September 30, 2017 and its proxy statement filed on January 12, 2018, which are filed with the SEC. A more complete description will be available in the registration statement on Form S-4, the joint proxy statement/prospectus and the registration statement of New Fox.

Investor Conference Call	June 20, 2018

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Notes on Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements, including the failure to consummate the proposed transaction or to make any filing or take other action required to consummate such transaction in a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction may not occur on the anticipated terms and timing or at all, (ii) the required regulatory approvals are not obtained, or that in order to obtain such regulatory approvals, conditions are imposed that adversely affect the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction, (iii) the risk that a condition to closing of the transaction may not be satisfied (including, but not limited to, the receipt of legal opinions with respect to the treatment of certain aspects of the transaction under U.S. and Australian tax laws), (iv) the risk that the anticipated tax treatment of the transaction is not obtained, (v) an increase or decrease in the anticipated transaction taxes (including due to any changes to tax legislation and its impact on tax rates (and the timing of the effectiveness of any such changes)) to be paid in connection with the separation prior to the closing of the transactions could cause an adjustment to the number of Disney shares and the cash amount to be paid to holders of 21CF’s common stock, (vi) potential litigation relating to the proposed transaction that could be instituted against 21CF, Disney or their respective directors, (vii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transactions, (viii) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (ix) negative effects of the announcement or the consummation of the transaction on the market price of 21CF’s common stock, Disney’s common stock and/or New Disney’s common stock, (x) risks relating to the value of the New Disney shares to be issued in the transaction and uncertainty as to the long-term value of New Disney’s common stock, (xi) the potential impact of unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of New Disney’s operations after the consummation of the transaction and on the other conditions to the completion of the merger, (xii) the risks and costs associated with, and the ability of New Disney to, integrate the businesses successfully and to achieve anticipated synergies, (xiii) the risk that disruptions from the proposed transaction will harm 21CF’s or Disney’s business, including current plans and operations, (xiv) the ability of 21CF or Disney to retain and hire key personnel, (xv) adverse legal and regulatory developments or determinations or adverse changes in, or interpretations of, U.S., Australian or other foreign laws, rules or regulations, including tax laws, rules and regulations, that could delay or prevent completion of the proposed transactions or cause the terms of the proposed transactions to be modified, (xvi) the ability of the parties to obtain or consummate financing or refinancing related to the proposed transactions upon acceptable terms or at all, (xvii) as well as management’s response to any of the aforementioned factors.

Investor Conference Call	June 20, 2018

These risks, as well as other risks associated with the proposed transactions, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transactions, as well as in the registration statement filed with respect to New Fox. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 and the registration statement of New Fox will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on 21CF’s, Disney’s or New Disney’s consolidated financial condition, results of operations, credit rating or liquidity. Neither 21CF, Disney nor New Disney assume any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.